SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On August 21, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By: ______________________________
Yaky Yanay
Chief Financial Officer

Dated: August 26, 2002

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ("EVS") ANNOUNCES 2002 SECOND QUARTER FINANCIAL RESULTS AND NOMINATION OF CEO AND CFO

Yoqneam, Israel, August 21, 2002 -- Elbit Vision Systems Ltd. (Nasdaq:EVSN) announced today the results of the second quarter ended June 30, 2002.

Net sales for the second quarter of 2002 were $2.1 million, versus $2.2 million, reported for the same period of 2001. Net loss for the second quarter of 2002 was $0.52 million, or $0.05 per diluted share, versus net loss of $0.46 million, or $0.04 per diluted share for the same period in 2001.

Mr. Nir Alon, the Chairman of the Board of Directors and acting CEO of Elbit Vision Systems (EVS) Ltd., commented that the business results of the second quarter reflect the incertitude apperceived by the worldwide textile market which influences the customers decision and impedes placing new orders. According to experts estimation the market weakness is expected to persist till the end of 2002. Mr. Alon continued: "I am glad to announce that EVS' Board of Directors has resolved to nominate Mr. Zami Aberman the new President and Chief Executive Officer of EVS Ltd and Mr. Yaky Yanay the new CFO and Company's Secretary. The nomination will take effect as of August 2002".

Mr. Aberman has 15 years of Experience in managing industrial companies, international marketing of breakthrough technological solutions to automotive, aerospace, metal industry, and flat panel manufacturing, as well as experience in establishing and managing start-up companies active in the field of software development, chip development, advanced system development, flexible automation inspection and image processing. Mr. Aberman served President & CEO of "Robomatix Technologies" from 1987 till 1996. From 1996 Mr. Aberman focussed on foundation and management of high-tech companies active in various fields.
In 1992 Mr. Aberman was awarded the prestigious Rothschild Prize by the President of the State of Israel, for the development of a unique, laser based, flexible manufacturing system for the automotive industry.

Mr. Yanay has served as a manager at Ernst &Young Israel since 1999. From 1993 he served at the Israeli Ministry of Foreign affairs.
Mr. Yanay holds a Bachelor of business administration and Accounting and he is a Certified Public Accountant in Israel.
Mr. Aberman pointed out: "I follow the activities pursued by EVS since its establishment in view of my activities in similar fields of quality inspection and parallel processing. EVS can serve an excellent example of a dynamic company adapting state-of-the-art technological solutions to the industry needs". "I am confident, that the management team together with Nir Alon will induce changes and improvements required to revive the Company's prosperity", he continued "and I am proud to join the Company and have an opportunity to accomplish this challenging task".

About the Company:

Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEX™ and PRINTEX™, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:

Yaky Yanay –VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

ELBIT VISION SYSTEMS LTD.

STATEMENTS OF OPERATIONS
(thousands, except per share data)

	For the three months ended June 30		For the six months ended June 30	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
	U.S.$	U.S.$	U.S.$	U.S.$
NET SALES	2,087	2,165	4,027	4,178
COST OF SALES	1,279	1,692	2,545	3,392
Gross profit	808	473	1,482	786
RESEARCH AND DEVELOPMENT EXPENSES, NET	304	359	670	766
MARKETING AND SELLING EXPENSES	362	369	753	741
GENERAL AND ADMINISTRATIVE EXPENSES	670	228	882	430
Total operating expenses	1,336	956	2,305	1,937
Operating loss	(528)	(483)	(823)	(1,151)
OTHER INCOME (EXPENSES)	(2)	5	(1)	10
FINANCING INCOME, NET	12	24	19	47
Loss before taxes on income	(518)	(454)	(805)	(1,094)
TAXES ON INCOME	3	2	4	4
Net loss	(521)	(456)	(809)	(1,098)
Basic and diluted net loss per share	(0.05)	(0.04)	(0.08)	(0.12)
Weighted average number of shares used in computing basic and diluted, net loss per share	10,167	10,167	10,167	9,459

ELBIT VISION SYSTEMS LTD.

CONDENSED BALANCE SHEETS
(thousands)

		June 30 2002 (Unaudited) U.S.$	December 31 2001 (Audited) U.S.$
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		869	1,614
Marketable securities		823	812
Trade receivables, net		848	1,168
Other receivables		256	251
Inventories	(2)	3,113	3,284
TOTAL CURRENT ASSETS		5,909	7,129
LONG TERM RECEIVABLES		590	598
PROPERTY AND EQUIPMENT, NET		618	745
TOTAL ASSETS		7,117	8,472
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Related party		381	276
Trade payables		289	273
Accrued expenses and other		2,957	3,017
Customer deposits		525	1,050
TOTAL CURRENT LIABILITIES		4,152	4,616
LONG-TERM LIABILITIES		664	746
SHAREHOLDERS' EQUITY		2,301	3,110
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		7,117	8,472